SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ChemoCentryx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16383L106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16383L106

(1)	Names of reporting persons Bio-Techne Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Minnesota
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 3,987,654 shares of Common Stock 150,000 shares of Common Stock issuable upon exercise of warrants
(6) Shared voting power 0
(7) Sole dispositive power 3,987,654 shares of Common Stock 150,000 shares of Common Stock issuable upon exercise of warrants
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,987,654 shares of Common Stock 150,000 shares of Common Stock issuable upon exercise of warrants
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2%
(12)	Type of reporting person (see instructions) CO

Item 1(a)	Name of Issuer:

ChemoCentryx, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

850 Maude Avenue
Mountain View, CA 94043

Item 2(a)	Name of Persons Filing:

Bio-Techne Corporation

Item 2(b)	Address of Principal Business Office or, if None, Residence:

614 McKinley Place N.E.
Minneapolis, MN 55413

Item 2(c)	Citizenship:

Minnesota

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

16383L106

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership

See Cover Pages, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019	Bio-Techne Corporation

/s/ Brenda S. Furlow
Name: Brenda S. Furlow Title: Senior Vice President, General Counsel and Secretary